SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL SHARES AVERAGE TRADING VOLUMES ABOVE
US$7.5 MILLION/DAY

São Paulo, Brazil, September 22, 2004 – Shares of GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, are trading at high liquidity levels since their debut on the New York and São Paulo stock exchanges three months ago. In June, GOL sold 33,050,000 preferred shares at a value of R$26.57/PN or US$17/ADR (one ADR equivalent to two preferred shares), totaling US$281 million. Since IPO, GOL shares have risen 23% in U.S. dollars, making them one of the best performing airline stocks in the world.

Consolidated daily trading volumes (NYSE and Bovespa) are above US$7.5 million (R$22 million) during the month of September, representing more than 750 thousand shares traded on a daily basis and a relevant 2.3% of GOL’s free float. Excluding the first day of trading (June 24, 2004), average daily trading volume has been US$7 million/day (R$20.5 million) since IPO, with ADRs representing approximately 74% of the total (US$5.7 million/day), in line with the initial placement of shares (72% of the total offering placed in ADRs).

Such performance can be attributed to several factors: a successful dual-listing strategy on the NYSE and Bovespa; a consistent and sound investment thesis; improving operating results; a relatively large offering size; and GOL’s commitment with corporate governance and disclosure best practices.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 31 major business and travel destinations in Brazil, with substantial expansion opportunities. In 2004, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:

GOL Linhas Aéreas Inteligentes
Media:
Mayura James-Hooper, 212-515-1978
e-mail: mjames@gavinanderson.com
or
Investor Relations, (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Please sign up for email alerts at www.voegol.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.